                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             AMARIN CORPORATION PLC
                         (formerly Ethical Holdings plc)
                                (Name of Issuer)

                                 Ordinary Shares
                         (Title of Class of Securities)

                                   297645 30 1
                                 (CUSIP Number)


                                  James C. Gale
           126 East 56th Street, 24th Floor, New York, New York 10022,
                                  212-970-0789
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                November 30, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  297645 30 1               13D                 Page 2 of 15 Pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Corporate Opportunities Fund, L.P.
          Corporate Opportunities Fund (Institutional), L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
          WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Delaware limited partnerships
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,517,130
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,517,130
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,517,130
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO.  297645 30 1               13D                 Page 3 of 15 Pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Corporate Opportunities Fund, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
          WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Delaware limited partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            393,570
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             393,570
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      393,570
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Less than 1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO.  297645 30 1               13D                 Page 4 of 15 Pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Corporate Opportunities Fund (Institutional), L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
          WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Delaware limited partnerships
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,123,560
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,123,560
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,123,560
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO.  297645 30 1               13D                 Page 5 of 15 Pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SMM Corporate Management, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
          WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Delaware limited Liability company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,517,130
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,517,130
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,517,130
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

CUSIP NO.   297645  30 1                 13D              Page 6 of 15 Pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Sanders Morris Harris Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,517,130
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,517,130
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
       WITH               None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          2,517,130
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        3.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
          CO

CUSIP NO.  297645 30 1                  13D                Page 7 of 15 Pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          James C. Gale
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
           WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,850,470
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,850,470
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        2,850,470
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)   [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         4.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
         IN

CUSIP NO.  297645 30 1                   13D                  Page 8 of 15 Pages

Item 1.  Security and Issuer.

     This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 13, 2000 (together, the "Schedule 13D, as amended", with respect to the ordinary shares, 0.10(pound) par value (the "Shares"), of Amarin Corporation plc (formerly known as Ethical Holdings plc). The principal executive office of the issuer of such securities is located at Gemini House, Bartholomew's Walk, Ely, Cambridgeshire, England CB7 4EA.

Item 2.  Identity and Background.

     Corporate Opportunities Fund, L.P. ("COF")and Corporate Opportunities Fund (Institutional), L.P. (COFI, and together with COF, the "Funds") are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

     SMM Corporate Management, LLC (the "General Partner") is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

     Sanders Morris Harris Inc. (formerly known as Sanders Morris Mundy Inc.)is a Texas corporation and the controlling member of the General Partner. The address of its principal office is 3100 Chase Tower, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of Sanders Morris Harris required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of Sanders Morris Harris. Sanders Morris Harris is a registered broker/dealer.

     Sanders Morris Harris Group, Inc. is a Texas corporation and the parent of Sanders Morris Harris Inc. The address of its principal office is 600 Travis Suite 3100, Houston, Texas 77002. Attached as Exhibit A is information concerning the executive officers and directors of Sanders Morris Harris Group required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D. Such officers and directors May be deemed, but are not conceded to be controlling persons of Sanders Morris Harris Group. No corporation or other person is or may be deemed to be ultimately in control of Sanders Morris Harris Group.

     James C. Gale is the Chief Investment Officer, a Manager, and Member of the General Partner. The address of his principal office is 126 East 56th Street, 24th Floor, New York, New York 10022. Mr. Gale is a citizen of the United States.

     Ben T. Morris is a Manager of the General Partner and President and a director of Sanders Morris Harris Inc. The address of his principal office is 3100 Chase Tower, Houston, Texas 77002. Mr. Morris is a citizen of the United States.

CUSIP NO. 297645 30 1                    13D                  Page 9 of 15 Pages

     During the past five years, none of the reporting persons or any of the persons referred to in Appendix A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the past five years, none of the reporting persons or any of the persons referred to in Appendix A was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source and Amount of Funds or Other Consideration.

     On June 21, 2000, Corporate Opportunities Fund, L.P. purchased 1,352,025 Shares for an aggregate consideration of $405,607 and Corporate Opportunities Fund (Institutional), L.P. purchased 7,287,111 Shares for an aggregate consideration of $2,186,133. The source of these funds was working capital of the Funds.

Item 4.  Purpose of Transaction.

     The Funds acquired 8,639,134 Shares on June 21, 2000, from Amarin Corporation plc in a privately negotiated transaction. The Funds entered into this transaction for general investment purposes.

     The Funds are a party to a Stock Purchase Agreement dated as of June 16, 2000 (the "Purchase Agreement"), among the Issuer and the purchasers of ordinary shares pursuant to such Purchase Agreement. Pursuant to the terms of the Purchase Agreement, James C. Gale, Chief Investment Officer of the Corporate Opportunities Fund, L.P. and the Corporate Opportunities Fund (Institutional), L.P. and Abhijeet Lele, Managing Director of EGS Private Healthcare Partners, L.P. and EGS Private Haelthcare Counterpart, L.P. were elected directors of the Issuer on June 21, 2000. In addition, Hubert Huckle was also elected as an independent director of the Issuer effective on June 21, 2000.

     The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending on their evaluation of the Issuer's business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

     Except as described in this Item 4, the Funds have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of

CUSIP NO.  297645 30 1                   13D                 Page 10 of 15 Pages
directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of ordinary shares of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

                                          Aggregate Number of      Percentage of
         Beneficial Owner                 Shares Owned                 Class

Corporate Opportunities Fund, L.P.               393,570                0.6
Corporate Opportunities Fund
         (Institutional), L.P.                 2,123,560                3.1
Corporate Opportunities Fund, L.P.
         and Corporate Opportunities
         Fund (Institutional), L.P.            2,517,130                3.7
SMM Corporate Management, LLC                  2,517,130                3.7
Sanders Morris Harris Inc.                     2,517,130                3.7
James C. Gale                                  2,850,470                4.1

     (b) The number of ordinary shares as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. To the knowledge of the Reporting Persons, the persons listed on Appendix A in response to Item 2 do not beneficially own any ordinary shares of the Issuer, except for Titue H. Harris, Jr. who beneficially owns 100,000 ordinary shares of the Issuer.

     (c) The following transactions in the ordinary shares of the Issuer were effected within the last 60 days by the following named Reporting Persons:

Identity of       Date of         Type of         Amount of     Where
Person            Transaction     Transaction     Securities    Effected

COF              09/28/01         Sale            17,370        Nasdaq
COFI             09/28/01         Sale            93,630        Nasdaq
COF              10/01/01         Sale            73,160        Nasdaq
COFI             10/01/01         Sale           394,340        Nasdaq

CUSIP NO. 297645 30 1                    13D                 Page 11 of 15 Pages

Identity of       Date of         Type of         Amount of     Where
Person            Transaction     Transaction     Securities    Effected
COF               10/31/01        Sale              5,790       Nasdaq
COFI              10/31/01        Sale             31,210       Nasdaq
COF               11/01/01        Sale             45,850       Nasdaq
COFI              11/01/01        Sale            247,150       Nasdaq
COF               11/02/01        Sale             17,210       Nasdaq
COFI              11/02/01        Sale             92,790       Nasdaq
COF               11/05/01        Sale             56,340       Nasdaq
COFI              11/05/01        Sale            303,660       Nasdaq
COF               11/06/01        Sale             35,210       Nasdaq
COFI              11/06/01        Sale            189,790       Nasdaq
COF               11/07/01        Sale             10,950       Nasdaq
COFI              11/07/01        Sale             59,050       Nasdaq
COF               11/08/01        Sale             11,740       Nasdaq
COFI              11/08/01        Sale             63,260       Nasdaq
COF               11/12/01        Sale             12,520       Nasdaq
COFI              11/12/01        Sale             67,480       Nasdaq
COF               11/19/01        Sale             26,600       Nasdaq
COFI              11/19/01        Sale            143,400       Nasdaq
COF               11/21/01        Sale              9,700       Nasdaq
COFI              11/21/01        Sale             52,300       Nasdaq
COF               11/21/01        Sale             17,210       Nasdaq
COFI              11/21/01        Sale             92,790       Nasdaq
COF               11/26/01        Sale             27,390       Nasdaq
COFI              11/26/01        Sale            147,610       Nasdaq
COF               11/28/01        Sale              1,560       Nasdaq
COFI              11/28/01        Sale              8,440       Nasdaq
COF               11/29/01        Sale             52,430       Nasdaq
COFI              11/29/01        Sale            282,570       Nasdaq
COF               11/30/01        Sale             56,340       Nasdaq
COFI              11/30/01        Sale            303,660       Nasdaq

     (d) The Funds have the right to receive all dividends on the ordinry shares.

     (e) The Funds, the General Partner, and Sanders Morris Harris Inc. ceased to be beneficial owners of more than five percent of the ordinary shares on November 21, 2001. COFI ceased to be the beneficial owner of more than five percent of the ordinary shares on November 6, 2001. James C. Gale ceased to be the beneficial owner of more than five percent of the ordinary shares on November 29, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Funds are a party to the Purchase Agreement. The Purchase Agreement provides the purchasers of shares with the right to receive additional ordinary shares if Amarin does not meet certain operating cash flows tests ("Cash Flow"). Generally, if either Amarin and its consolidated subsidiaries or Amarin's U.S. subsidiaries fail to achieve Cash Flow of at least US$4,500,000 during the 12 months ending June 30, 2001, then the purchasers of ordinary shares in the offering will issued additional ordinary shares by

CUSIP NO. 297645 30 1                    13D                 Page 12 of 15 Pages

Amarin. The number of additional ordinary shares to be issued is based on a sliding-scale formula. Generally, if Cash Flow is less than US$4,500,000, each purchaser will be entitled to receive one full share for each share purchased. If Cash Flow is greater than US$4,500,000, but less than US$5,500,000, each purchaser will be issued a fraction of a share for each share purchased depending on where Cash Flow falls between US$4,500,000 and US$5,500,000, i.e., if Cash Flow is US$5,000,000, each purchaser would receive one-half a share for each share purchased. If Cash Flow exceeds US$5,500,000 no additional shares will be issued. The right to receive additional shares is not transferable by
                                                          ---
purchasers except to their affiliates. No additional ordinady shares were issued pursuant to this provision.

      Except as described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits of loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit   Title

  A       Joint Filing Agreement

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 10, 2001

                                            Corporate Opportunities Fund, L.P.
                                            Corporate Opportunities Fund
                                                  (Institutional), L.P.

                                            By: SMM Corporate Management, LLC

                                            By      /s/ James C. Gale
                                               ----------------------
                                               James C. Gale, Manager

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

CUSIP NO. 297645 30 1                    13D                 Page 13 of 15 Pages

                                                                       Exhibit A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 10, 2001

Signatures:

SMM Corporate Management, LLC

By     /s/ James C. Gale
   ---------------------
Name: James C. Gale
Title: Manager and Chief Investment Officer


Sanders Morris Harris Inc.


By     /s/ James C. Gale
   ---------------------
Name: James C. Gale
Title: Managing Director

      /s/ James C. Gale
-----------------------
James C. Gale

_____________
Each Reporting Person certifies only the information in Item 4 regarding, himself or itself, as the case may be.

CUSIP NO. 297645 30 1                   13D                  Page 14 of 15 Pages

                                                                      Appendix A

                       Directors and Executive Officers of
                           Sanders Morris Harris Inc.

     The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                               Present Principal Occupation or Employment;
Name                                       Business Address
-----------------------------------------------------------

Don A. Sanders                 Chairman of the Executive Committee and Director
Ben T. Morris                  President, Chief Executive Officer, and Director
George L. Ball                 Chairman of the Board
Titus H. Harris, Jr.           Director and Executive Vice President
Richard C. Webb                Director and Executive Vice President
Arnold J. Barton               Director and Executive Vice President
Robert E. Garrison II          Director, Chairman and CEO of Sanders Morris
                               Harris Group
Donald R. Campbell             Director, Vice Chairman of Sanders Morris Harris
                               Group
Stephen M. Reckling            Director, Chairman and CEO of Pinnacle Management
                               & Trust Co.
Peter W. Badger                Director, President of Spires Financial, L.P.
R. Larry Kinney                Director and Director of Trading Activities
Richard D. Grimes              Executive Vice President
Howard Y. Wong                 Chief Financial Officer, and Treasurer
Sandy Williams                 Secretary

CUSIP NO. 297645 30 1                   13D                  Page 15 of 15 Pages

                       Directors and Executive Officers of
                        Sanders Morris Harris Group Inc.

     The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                                Present Principal Occupation or Employment;
Name                                        Business Address
------------------------------------------------------------

Robert E. Garrison II           President and Chief Executive Officer
Donald R. Campbell              Vice Chairman
Titus H. Harris, Jr.            Chairman of the Board
Don A. Sanders                  Director, Chairman of the Executive Committee of
                                Sanders Morris Harris
Ben T. Morris                   Director, President and CEO of Sanders Morris
                                Harris
George L. Ball                  Director and Chairman of the Board of Sanders
                                Morris Harris
Peter W. Badger                 Director and President of Spires Financial, L.P.
Stephen M. Reckling             Director, Chairman and CEO of Pinnacle
                                Management & Trust Co.
Richard C. Webb                 Director, Executive Vice President of Sanders
                                Morris Harris
W. Blair Waltrip                Director, private investor
John H. Styles                  Director, private investor